Source

MARKET NEWS

Date

09/20/2005

Time

06:39:19 PM

Company

Derek Oil & Gas Corporation

Title

Short

Positions on 2005/09/15      15,500

  DMIS Processed No  CDNX Symbol: DRK

Exchange: VSE  Symbol: DRK

Exchange:   Symbol:

Exchange:   Symbol:

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")

- Short Positions on 2005/09/15      15,500       5,400      0.49

//st

Net       Total     Last        Total       Price

Date         Change     Shorted    Price       Volume       Range

----------------------------------------------------------------------------

2005/09/15        5,400      15,500     0.49      573,783    0.48 - 0.53

2005/08/31       10,100      10,100     0.51      894,759    0.47 - 0.56

2005/08/15                        N/A

2005/07/31                        N/A

2005/07/15       -5,000           0     0.37      321,828    0.37 - 0.40

2005/06/30        5,000       5,000     0.38      432,046    0.36 - 0.41

2005/06/15            0           0     0.39      338,592    0.38 - 0.42

2005/05/31         -500           0     0.37      659,631    0.35 - 0.39

* - Indicates that the closing price used is the last non-zero closing price and is not the closing price on the report date.

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